UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

FUSION-IO, INC.

(Names of Subject Company (Issuer))

FLIGHT MERGER SUB, INC.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

SANDISK CORPORATION

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0002 PAR VALUE PER SHARE
(Title of Class of Securities)

36112J107
(CUSIP Number of Class of Securities)

Eric S. Whitaker, Esq.

Senior Vice President and Chief Legal Officer

SanDisk Corporation

951 SanDisk Drive

Milpitas, California 95035
(408) 801-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King, Esq.

M. Amr Razzak, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue, Suite 1100

Palo Alto, CA 94301

(650) 470-4500

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$1,306,541,368.26	$168,282.53

(1)          Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 108,938,952 shares of common stock of Fusion-io, Inc., par value $0.0002 per share (the “Shares”), multiplied by the offer price of $11.25 per Share (ii) 6,778,545 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $11.25 per share, multiplied by $5.578, which is the offer price of $11.25 per Share minus the weighted average exercise price for such options of $5.672 per share and (iii) 3,837,105 restricted stock units multiplied by the offer price of $11.25 per Share. The calculation of the filing fee is based on information provided by Fusion-io as of June 20, 2014.

(2)          The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, is calculated by multiplying the transaction valuation by .00012880.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $168,282.53	Filing Party: Flight Merger Sub, Inc. and SanDisk Corporation

Form or Registration No.: Schedule TO-T	Date Filed: June 24, 2014

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Flight Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of SanDisk Corporation, a Delaware corporation (“Parent”), and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on June 24, 2014, as amended by Amendment No. 1 filed on July 11, 2014 (as it may be amended or supplemented, the “Schedule TO”) and relates to the offer of Purchaser to purchase all outstanding shares of common stock, par value $0.0002 per share (the “Shares”), of Fusion-io, Inc., a Delaware corporation (“Fusion-io” or the “Company”), at a price of $11.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2014 (as it may be amended or supplemented, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  This Amendment No. 2 is being filed by Parent and Purchaser.

The Items of the Schedule TO set forth below, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

Section 11 of the Offer to Purchase entitled “The Merger Agreement; Other Agreements—Merger Agreement” is hereby amended and supplemented by adding the following after the bullet points in the section entitled “Reasonable Best Efforts”:

“Following the conclusion of Fusion-io’s fiscal year ended June 30, 2014 (“Fiscal Year 2014”), Fusion-io reviewed its Fiscal Year 2014 revenues in the countries in which Fusion-io conducts business. Based on the Company’s Fiscal Year 2014 revenues, Parent and Fusion-io have determined that no consents, approvals or authorizations are required by law to be obtained under the antitrust laws of the Federal Republic of Germany with respect to the transactions contemplated by the Merger Agreement. Parent and Fusion-io have determined not to make a filing with the Federal Cartel Office (the “FCO”) based on their belief that no such filing is required with respect to the transactions contemplated by the Merger Agreement. Parent, Purchaser and Fusion-io have entered into a letter agreement, dated July 15, 2014 (the “Letter Agreement”), pursuant to which Parent, Purchaser and Fusion-io agreed that since no such consents, approvals or authorizations are required by law to be obtained under the antitrust laws of the Federal Republic of Germany with respect to the transactions contemplated by the Merger Agreement, Parent’s obligation to file any pre-merger notification filings, forms and submissions with any governmental authority required by the antitrust laws of the Federal Republic of Germany pursuant to the Merger Agreement is waived, and Parent, Purchaser and Fusion-io acknowledged and confirmed that there is no breach of the Merger Agreement due to the failure of Parent to file any such pre-merger notification filings, forms and submissions, including with respect to any obligations of Fusion-io to cooperate in and provide other information and assistance in the making of such filings.  A copy of the Letter Agreement is filed as Exhibit (d)(13) to the Schedule TO and is incorporated by reference herein, and the summary and description of the Letter Agreement contained herein is qualified in its entirety by reference to the Letter Agreement.

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following after the third paragraph of the section entitled “Antitrust Compliance”:

“On June 30, 2014, Parent and Fusion-io filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division relating to the proposed acquisition of Fusion-io. The required initial 15-day waiting period under the HSR Act expired at 11:59 p.m., New York City time, on July 15, 2014.”

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the fourth paragraph of the section entitled “Antitrust Compliance” and replacing it with the following:

“Following the conclusion of Fusion-io’s Fiscal Year 2014, Fusion-io conducted a review of its Fiscal Year 2014 revenues in the countries in which Fusion-io conducts business. Based on this review, Parent and Fusion-io have determined that no consents, approvals or authorizations are required by law to be obtained under the antitrust laws of the Federal Republic of Germany with respect to the transactions contemplated by the Merger Agreement. Parent and Fusion-io have determined not to make a filing with the FCO based on their belief that no such filing is required with respect to the transactions contemplated by the Merger Agreement. Parent, Purchaser and Fusion-io have entered into the Letter Agreement, pursuant to which Parent, Purchaser and Fusion-io agreed that since no such consents, approvals or authorizations are required by law to be obtained under the antitrust laws of the Federal Republic of Germany with respect to the transactions contemplated by the Merger Agreement, Parent’s obligation to file any pre-merger notification filings, forms and submissions with any governmental authority required by the antitrust laws of the Federal Republic of Germany pursuant to the Merger Agreement is waived, and Parent, Purchaser and Fusion-io acknowledged and confirmed that there is no breach of the Merger Agreement due to the failure of Parent to file any such pre-merger notification filings, forms and submissions, including with respect to any obligations of Fusion-io to cooperate in and provide other information and assistance in the making of such filings.

The Offer continues to be subject to the other conditions set forth in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase.

The press release issued by Parent announcing expiration of the waiting period under the HSR Act and the determination that no pre-merger notifications are required to be filed in the Federal Republic of Germany is filed as Exhibit (d)(14) to the Schedule TO and is incorporated by reference herein.”

Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by deleting the first paragraph of the section entitled “Litigation Related to the Offer and the Merger” and replacing it with the following:

“As of July 15, 2014, seventeen stockholder class action complaints had been filed, sixteen of which were pending, in the Delaware Court of Chancery, against Fusion-io, the members of the Fusion-io Board, Purchaser and Parent (collectively, the “Defendants”), challenging the proposed transactions among Parent, Purchaser and Fusion-io.  Those actions are captioned Li v. Fusion-io, Inc., et al., C.A. No. 9777-VCP; Denenberg v. Fusion-io, Inc. et al., C.A. No. 9784-VCP; Hassani v. Fusion-io, Inc. et al., C.A. No. 9785-VCP; Espinoza v. Fusion-io, Inc. et al., C.A. No. 9798-VCP; Li v. Fusion-io, Inc. et al., C.A. No. 9799-VCP; Ng v. Fusion-io, Inc. et al., C.A. No. 9802-VCP; Murphy v. Fusion-io, Inc. et al., C.A. No. 9804-VCP; Micek v. Fusion-io, Inc. et al., C.A. No. 9806-VCP; Seltzer v. Fusion-io, Inc. et al., C.A. No. 9810-VCP; Oldershaw v. Fusion-io, Inc. et al., C.A. No. 9812-VCP; Forbes v. Fusion-io, Inc. et al., C.A. No. 9814-VCP; Behren v. Fusion-io, Inc. et al., C.A. No. 9815-VCP; Leighton, et al. v. Fusion-io, Inc. et al., C.A. No. 9821-VCP; Lim v. Fusion-io, Inc. et al., C.A. No. 9827-VCP; Deborah Olesh v. Fusion-io, Inc., et al., C.A. No. 9829-VCP; and King et al. v. Fusion-io, Inc., et al., C.A. No. 9855-VCP (collectively, the “Delaware Actions”). The various Delaware Actions were filed from June 17, 2014 through July 2, 2014. On June 30, 2014, the Delaware Actions were consolidated by order of the Court of Chancery into a single action captioned In re Fusion-io, Inc. Stockholder Litigation, Consolidated C.A. No. 9777-VCP. On July 3, 2014, the plaintiff in the Hassani action dismissed his claims with prejudice. On July 7, 2014, the Court of Chancery certified a non-opt out class consisting of all persons who held shares of stock of Fusion-io at any time during the period from and including June 16, 2014, through the date of consummation or termination of the proposed Merger.

In addition to the Delaware Actions, as of July 15, 2014, five stockholder class action complaints challenging the proposed transactions had been filed, four of which were pending against the Defendants in the Third Judicial District Court, Salt Lake County, State of Utah, West Jordan Department (the “Utah Court”), captioned JAS Securities v. Fusion-io, Inc., et al., Case No. 140408276 (filed June 18, 2014), Lindner v. Fusion-io, Inc., et al., Case No. 140408353 (filed June 20, 2014), Bongiovanni v. Fusion-io, Inc., et al., Case No. 140408862 (filed June 30, 2014), Lapinski v. Fusion-io, Inc., et al., Case No. 140409254 (filed July 8, 2014), and In Re Fusion-io, Inc., Derivative Litigation, Case No. 130908116 (amended complaint, filed July 8, 2014) (collectively, the “Utah Actions”).  Defendants moved to stay the JAS Securities and Lindner actions, and a hearing on the JAS Securities motion to stay is scheduled before the Utah Court on July 21, 2014.  The plaintiffs in the JAS Securities, Lindner and Bongiovanni actions moved for expedited proceedings, which the Utah Court denied on July 7, 2014, and also filed a motion for a preliminary injunction on July 5, 2014, for which a hearing has not been set. On July 15, 2014, the Linder action was voluntarily dismissed without prejudice.

Also, as of July 15, 2014, one stockholder class action complaint challenging the proposed transactions had been filed and was pending against the Defendants in the Superior Court of the State of California, County of Santa Clara (the “California Court”), captioned Mandigo v. Robison, et al., Case No. 114CV259379 (amended complaint, filed June 20, 2014) (the “California Action”).  The Defendants moved to dismiss or stay the California Action, and a hearing on that motion to dismiss or stay is scheduled before the California Court on August 1, 2014.  The plaintiff in the California Action moved for expedited proceedings, which the California Court denied on July 2, 2014.

On July 6, 2014, the parties to the Delaware Actions filed a proposed stipulated scheduling order, which the Court of Chancery entered on July 7, 2014, and which, among other things, provided for expedited document and deposition discovery and briefing with respect to a preliminary injunction motion to be filed by the plaintiffs, and scheduled a preliminary injunction hearing before the Court of Chancery for July 21, 2014.

On July 14, 2014, the parties to the Delaware Actions entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Delaware Actions.

The Memorandum of Understanding provides that, among other things, Fusion-io would make additional disclosures concerning the circumstances leading up to the Offer.  Such additional disclosures were contained in Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on July 11, 2014.  Pursuant to the Memorandum of Understanding, the motion for a preliminary injunction in the Delaware Actions was withdrawn and the hearing relating thereto was vacated.

While the Defendants believe that all of the lawsuits are without merit, and the Defendants specifically deny the allegations made in the lawsuits and maintain that they have committed no wrongdoing whatsoever, to permit the timely consummation of the Merger, and without admitting the validity of any allegations made in the lawsuits, the Defendants concluded that it is desirable that the Delaware Actions be resolved. The proposed settlement of the Delaware Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the Defendants relating to the Offer and proposed Merger. There can be no assurance that the settlement will be finalized or that the Court of Chancery will approve the settlement.”

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(d)(13)	Letter Agreement, dated July 15, 2014, by and among Parent, Purchaser and Fusion-io

(d)(14)	Press Release issued by Parent, dated July 16, 2014

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2014

FLIGHT MERGER SUB, INC.

By:	/s/ Garth Bossow
Name:	Garth Bossow
Title:	Secretary

SANDISK CORPORATION

By:	/s/ Eric S. Whitaker
Name:	Eric S. Whitaker
Title:	Senior Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 24, 2014*
(a)(1)(B)	Form of Letter of Transmittal*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(F)	Summary Advertisement, as published in the New York Times on June 24, 2014*
(a)(5)(A)

Joint Press Release of Parent and Fusion-io, Inc. dated June 16, 2014, as originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(B)

Email to Parent employees from Sanjay Mehrotra, Purchaser’s President and Chief Executive Officer, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(C)

Email to Fusion-io employees from Sanjay Mehrotra, Parent’s President and Chief Executive Officer, as originally filed as Exhibit 99.2 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(D)

Edited transcript of Parent conference call on June 16, 2014, as originally filed as Exhibit 99.3 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(E)

Form of email from Parent to its customers, as originally filed as Exhibit 99.4 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(F)

Form of email from Parent to its partners, as originally filed as Exhibit 99.5 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(G)

Parent Sales Q&A, as originally filed as Exhibit 99.6 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(H)

Parent Sales Customer Presentation, as originally filed as Exhibit 99.7 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(I)

Transcript of CNBC interview with Sanjay Mehrotra, Parent’s President and Chief Executive Officer, dated June 16, 2014, as originally filed as Exhibit 99.8 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(a)(5)(J)

Presentation to Fusion-io employees by Sanjay Mehrotra, Parent’s President and Chief Executive Officer, Tom Baker, Parent’s Senior Vice President, Human Resources and Rene Hartner, Parent’s Vice President, Corporate Business Development, as originally filed as Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed by the Purchaser and Parent with the Securities and Exchange Commission on June 23, 2014, which is incorporated by reference herein.

(b)	Not applicable

Exhibit No.	Description
(d)(1)

Agreement and Plan of Merger, dated June 16, 2014, by and among Parent, Purchaser and Fusion-io, as originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on June 16, 2014, which is incorporated by reference herein.

(d)(2)	Support Agreement, dated June 16, 2014, by and between Parent and Shane Robison*
(d)(3)	Support Agreement, dated June 16, 2014, by and between Parent and Lance L. Smith*
(d)(4)	Support Agreement, dated June 16, 2014, by and between Parent and David Sampson*
(d)(5)	Support Agreement, dated June 16, 2014, by and between Parent and Scott D. Sandell*
(d)(6)	Support Agreement, dated June 16, 2014, by and between Parent and Forest Baskett*
(d)(7)	Support Agreement, dated June 16, 2014, by and between Parent and H. Raymond Bingham*
(d)(8)	Support Agreement, dated June 16, 2014, by and between Parent and Dana L. Evan*
(d)(9)	Support Agreement, dated June 16, 2014, by and among Parent and New Enterprise Associates 12, Limited Partnership*
(d)(10)	Nondisclosure Agreement, dated November 18, 2013, by and between Parent and Fusion-io, Inc.*
(d)(11)	Exclusivity Agreement, dated May 23, 2014, by and between Parent and Fusion-io, Inc.*
(d)(12)	Offer Letter, dated June 14, 2014, by and between Parent and Lance L. Smith*
(d)(13)	Letter Agreement, dated July 15, 2014, by and among Parent, Purchaser and Fusion-io
(d)(14)	Press Release issued by Parent, dated July 16, 2014
(g)	Not applicable
(h)	Not applicable

* Previously filed with the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on June 24, 2014 or with Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on July 11, 2014.